PROMETHEUM EMBER ATS, INC.

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2024

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70624

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Prometheum Ember ATS, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__120 Wall Street, 25th Floor__
(No. and Street)

__New York__   __NY__   __10005__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Jarred Beckerman__   __212-333-3315__   __jbeckerman@emberats.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Forvis Mazars, LLP__
(Name – if individual, state last, first, and middle name)

__910 E. St. Louis Street, Suite 400__ __Springfield__   __MO__   __65806__
(Address)   (City)   (State)   (Zip Code)

__10/16/2003__   __686__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
 accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
 CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Jarred Beckerman</u>   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Prometheum Ember ATS, Inc.</u>   , as of <u>12/31</u>   , 2 <u>024</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Florida
Mallory A Valderrama
My Commission HH 616529
Expires 11/25/2028



_____
Notary Public

Signature: _____

Title: _____
    Principal Financial Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PROMETHEUM EMBER ATS, INC.

TABLE OF CONTENTS

Forvis Mazars, LLP

Two Leadership Square South Tower, 211 N. Robinson Avenue, Suite 600

Oklahoma City, OK 73102

P 405.606.2580 | **F** 405.600.9799

forvismazars.us

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Prometheum Ember ATS, Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prometheum Ember ATS, Inc. (Company) as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

Forvis Mazars, LLP
We have served as the Company's auditor since 2024.
Oklahoma City, Oklahoma
March 10, 2025

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Cash	$ 621,192
Prepaid expenses	36,830
Fixed assets, less accumulated depreciation of $120	2,707
Total assets	**$ 660,729**
Accounts payable and accrued expenses	$ 166,450
Total liabilities	**166,450**
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	-
Additional paid in capital	11,199,763
Accumulated deficit	(10,705,484)
Total shareholder's equity	**494,279**
Total liabilities and shareholder's equity	**$ 660,729**

The accompanying notes are an integral part of the statement of financial condition.

Notes to the Statement of Financial Condition
December 31, 2024

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Prometheum Ember ATS, Inc. ("PEATS" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). PEATS was formed as a New York State Corporation on February 27, 2018. PEATS was admitted as a member of FINRA on July 16, 2021. PEATS only activity from inception to admittance by FINRA was to prepare for FINRA membership and develop its business.

PEATS business activity will consist of operating an alternative trading system ("ATS") that specializes in matching orders of buyers and sellers in digital asset securities. The Company is a wholly owned subsidiary of Prometheum, Inc. ("Parent"). The Parent was formed for the purpose of developing a fully integrated blockchain-enabled ecosystem for the trading, clearing, settlement and custody of digital asset securities ("DAS").

NOTE 2 – RELIANCE ON THIRD-PARTY LIQUIDITY

The Company has incurred recurring losses and negative cash flows from operations. The Company has received a commitment from its principal stockholder to provide additional funds through March 10, 2026 to meet liquidity needs not covered by operating cash flows.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board. The following paragraphs describe our significant accounting policies. These include any changes to our accounting policies required under US GAAP, which became effective January 1, 2024.

Use of Estimates

The Company prepares its statement of financial condition in conformity with U.S. GAAP. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Management bases its estimates on certain assumptions which it believes are reasonable in the circumstances and does not believe that any change in those assumptions would have a significant effect on financial position or results of operations. Actual results could differ from those estimates.

Fair Value Measurement

The fair value of highly liquid, short-term assets, including cash, prepaid expenses, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is included in the consolidated Federal, New York State and New York City tax returns with its Parent. The Company has a loss carryforward of approximately $7,661,000. At an estimated Federal, New York State, and New York City effective tax rate of 33%, there is a carryforward benefit of approximately $2,528,000. The Company has reserved 100% against this benefit, as it is uncertain as to when or if it will be realized.

Additionally, the Company has a deferred tax asset of approximately $700,000 related to the temporary difference arising from non-qualified stock option ("NQSO") expenses. This difference occurs because the Company recognizes compensation expense for financial reporting purposes over the vesting period, while the corresponding tax deduction is only available upon option exercise. The Company has reserved 100% against this benefit, as it is uncertain as to when or if it will be realized.

The net change in the total valuation allowance of these benefits during the year is an increase of approximately $1,682,000.

The Company recognizes and measures it unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require recognition in the statement of financial condition.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. As of December 31, 2024 the Company did not hold any cash equivalents.

Concentrations of Credit Risk

The Company maintains all its cash with one financial institution, which at times, may exceed federally insured limits. The accounts at this financial institution are insured by the Federal Deposit Insurance Company subject to certain limitations. As of December 31, 2024, the Company's cash on deposit at this financial institution in excess of federally insured limits was $371,192. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation, and consist of computer hardware. Depreciation is recorded using the straight-line basis and estimated useful service lives of the assets, which is five years.

Segment Reporting

Based on the internal reporting structure and management's evaluation, the Company has determined that it operates within one reportable segment under the criteria of ASC 280, Segment Reporting. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share Based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Employees participate in Prometheum Inc.'s equity incentive plan, which provides for stock options that may only be settled in common shares of Prometheum, Inc. Share-based compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. The awards are classified as equity awards and measured at fair value on the grant date. The Company determines the grant date fair value of stock options using the Black-Scholes option pricing model, incorporating assumptions including expected term, expected volatility, and risk-free interest rate. Prometheum Inc. allocates share-based compensation expense to the Company for employees receiving equity awards.

NOTE 4 – EXPENSE SHARING AGREEMENT

The Company operates pursuant to an expense sharing agreement ("ESA") entered into with the Parent. Pursuant to that agreement, certain expenditures of the Parent, which benefit the Company, are allocated to the Company, and reflected in the accounts of the Company. Expenditures by the Parent which are recorded in the accounts of the Company pursuant to the ESA are settled by a simultaneous non-cash capital contribution by the Parent. The Statement of Operations presentation provides expenses incurred through the ESA.

Amounts recorded in the accompanying statement of financial condition for the year ended December 31, 2024 under the ESA was $2,418,366. This amount was settled with a simultaneous non-cash capital contribution.

NOTE 5 – FIXED ASSETS, NET

Fixed assets, net consist of the following as of December 31, 2024:

Computer hardware	$2,827
Total fixed assets	2,827
Less: accumulated depreciation	(120)
Fixed assets, net	$2,707

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first year) and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was $496,741, which was $246,741 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.34 to 1.

The Company has no possession or control obligations under 17 C.F.R. §240.15c3-3(b) or reserve deposit obligations under 17 C.F.R. §240.15c3-3(e), as it places reliance on footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, as its business is limited to acting as an alternative trading system, operating in accordance with the SEC no action letter issued September 25, 2020, "ATS Role in the Settlement of Digital Asset Security Trades".

NOTE 7 – RELATED PARTY TRANSACTIONS

As discussed in Note 4, the Company has an ESA with the Parent. Additionally, the Company leases office space from an entity associated with members of Prometheum, Inc's Board of Directors and a minority stockholder.

NOTE 8 – SHARE BASED COMPENSATION

Stock Options

In August 2019, the Board of Directors of Prometheum, Inc. adopted the Prometheum 2019 Stock Option Plan (Incentive and Non-Incentive) ("2019 SOP"). The Plan provides for the granting of both incentive and non-incentive stock options, to eligible individuals, as defined. The Plan provides for the issuance of up to 2,968,750 shares of the Prometheum, Inc.'s common stock. As of December 31, 2024 there were 152,686 options available for issuance.

In April 2022, the Board of Directors of Prometheum, Inc. adopted the Prometheum 2022 Equity Incentive Plan (Incentive and Non-Incentive). The Plan provides for the granting of both incentive and non-incentive stock options, to eligible individuals, as defined. The Plan provides for the issuance of up to 5,000,000 shares of the Prometheum, Inc.'s common stock. As of December 31, 2024 there were 3,073,223 options available for issuance.

During 2024, Prometheum Inc. approved the issuance of 152,850 options under the 2022 SOP to senior executives and several employees of the Company in connection with their previously entered into employment agreements. The options expire at various dates beginning July 2028 through December 2029 and vest over a one to four-year period. The options were valued utilizing the Black-Scholes option pricing model with the following assumptions: exercise price: $5.00; expected volatility: 105.26%; risk-free rate: 4.18%; expected term: 3.00 years. The average grant date fair value was $3.28.

Options outstanding outside of the 2019 and 2022 SOP's as of December 31, 2024 were 9,516,667.

As of December 31, 2024, option activity for the Company is summarized as follows:

	Options Outstanding	Weighted Average Exercise Price
January 1, 2024	2,324,119	$4.54
Granted	152,850	$5.00
Forfeited	(46,219)	$5.00
December 31, 2024	2,430,750	$4.56

The following tables summarize information regarding stock options outstanding at December 31, 2024

Ranges of Price	Options Outstanding	Weighted Average Remaining Contractual Life	Exercise Price	Options Exercisable Weighted Average Options Exercisable	Exercise Price
$ 1.50	4,197	-	$ 1.50	4,116	$ 1.50
$ 3.20	24,149	0.50	$ 3.20	23,688	$ 3.20
$ 4.00	937,559	2.71	$ 4.00	919,650	$ 4.00
$ 4.50	42,616	3.49	$ 4.50	41,802	$ 4.50
$ 4.80	447,915	1.46	$ 4.80	431,058	$ 4.80
$ 5.00	937,365	3.50	$ 5.00	763,958	$ 5.00
$ 6.00	36,949	2.12	$ 6.00	-	-
$1.50 - $6.00	2,430,750	2.76	$ 4.56	2,184,272	$ 4.50

NOTE 9 – SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date on which this statement of financial condition was issued. Other than the below items, there have been no material subsequent events that occurred through March 10, 2025 that could require adjustment to this statement of financial condition.

On January 6, 2025 the Company received a $50,000 cash capital contribution from Prometheum, Inc.